

Mail Stop 3720

April 6, 2017

Wallace R. Cooney
Chief Financial Officer
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209

> **Re:** **Graham Holdings Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Form 8-K**
> **Filed February 24, 2017**
> **File No. 001-06714**

Dear Mr. Cooney:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Form 8-K Filed on February 24, 2017</u>
<u>Exhibit 99.1</u>

> Please revise your reconciliation of the Non GAAP financial measure on page 13 to present the income tax effects related to Non-GAAP adjustments to arrive at adjusted income from continuing operations. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding the comment on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications